Registration No.  333-52692
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 488

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on January 23, 2001 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

                   Healthcare Innovations 2001 Portfolio

                                 FT 488

FT 488 is a series of a unit investment trust, the FT Series. FT 488 consists of a single portfolio known as Healthcare Innovations 2001 Portfolio (the "Trust"). The Trust invests in a diversified portfolio of common stocks ("Securities") of medical technology companies. The Trust seeks to provide the potential for above-average total return through capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            GRUNTAL & CO.


             The date of this prospectus is January 23, 2001

                          Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Auditors                           5
Statement of Net Assets                                  6
Schedule of Investments                                  7
The FT Series                                            8
Portfolio                                                8
Risk Factors                                            10
Portfolio Securities Descriptions                       11
Public Offering                                         14
Distribution of Units                                   16
The Sponsor's Profits                                   17
The Secondary Market                                    17
How We Purchase Units                                   17
Expenses and Charges                                    18
Tax Status                                              19
Retirement Plans                                        20
Rights of Unit Holders                                  20
Income and Capital Distributions                        21
Redeeming Your Units                                    21
Removing Securities from the Trust                      23
Amending or Terminating the Indenture                   23
Information on Gruntal & Co., L.L.C.,
   the Sponsor, Trustee and Evaluator                   24
Other Information                                       25

                Summary of Essential Information

                  Healthcare Innovations 2001 Portfolio
                                 FT 488


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2001


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)                                                                                   14,980
Fractional Undivided Interest in the Trust per Unit (1)                                                     1/14,980
Public Offering Price:
     Aggregate Offering Price Evaluation of Securities per Unit (2)                                       $    9.900
     Maximum Transactional Sales Charge of 4.40% of the Public Offering Price per Unit
         (4.444% of the net amount invested, exclusive of the deferred sales charge) (3)                  $     .440
     Less Deferred Sales Charge per Unit                                                                  $    (.340)
Public Offering Price per Unit (4)                                                                        $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                                           $    9.560
Redemption Price per Unit (based on aggregate underlying
     value of Securities less the deferred sales charge) (5)                                              $    9.560
Cash CUSIP Number                                                                                         30266A 244
Reinvestment CUSIP Number                                                                                 30266A 251
Security Code                                                                                                  60203
Ticker Symbol                                                                                                    TBA

First Settlement Date                           January 26, 2001
Mandatory Termination Date (6)                  January 19, 2005
Income Distribution Record Date                 Fifteenth day of each June and December, commencing June 15, 2001.
Income Distribution Date (7)                    Last day of each June and December, commencing June 30, 2001.

______________

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum transactional sales charge consists of an initial sales charge and a deferred sales charge, but does not include the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) We will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

                            Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately four years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                                1.00%(a)      $.100
Deferred sales charge                                                                               3.40%(b)      $.340
Creation and development fee cap over the life of the Trust                                         0.55%(c)      $.055
                                                                                                    _______       _______
(the annual creation and development fee is .35% of average daily net assets for the Trust, and is only charged while a Unit holder remains invested)
Maximum Sales Charges (including creation and development fee cap
over the life of the Trust) (c)                                                                     4.95%         $.495
                                                                                                    =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                        .170%(d)      $.0170
                                                                                                    =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                              .100%         $.0098
Trustee's fee and other operating expenses                                                          .153%(f)      $.0150
                                                                                                    _______       _______
Total                                                                                               .253%         $.0248
                                                                                                    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and then sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

1 Year        3 Years       4 Years
______        _______       _______
$ 517         $ 589         $ 617

The example will not differ if you hold rather than sell your Units at the end of each period.

________________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum transactional sales charge of 4.40% and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.340 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in five monthly installments commencing August 20, 2001.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. For as long as you own Units, this fee will be accrued daily based on the Trust's net asset value at the annual rate of .35%. You will only be charged the creation and development fee while you own Units. The Trust pays the amount of any accrued creation and development fee to the Sponsor monthly from the Trust's assets. Because the creation and development fee is accrued daily on the basis of the Trust's current net asset value, if the value of your Units increases, the annual creation and development fee as a percentage of your initial investment will be greater than .35%. However, in no event will we collect over the life of the Trust more than .55% of your initial investment.

(d) Estimated organization costs will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses include the costs incurred by the Trust for annually updating the Trust's registration statement. Historically, we paid these costs. Other operating expenses do not, however, include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                   Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 488


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 488, comprised of the Healthcare Innovations 2001 Portfolio, as of the opening of business on January 23, 2001. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on January 23, 2001. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 488, comprised of the Healthcare Innovations 2001 Portfolio, at the opening of business on January 23, 2001 in conformity with accounting principles generally accepted in the United States.



                                             ERNST & YOUNG LLP


Chicago, Illinois
January 23, 2001

                       Statement of Net Assets

                  Healthcare Innovations 2001 Portfolio
                                 FT 488


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2001


                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $148,307
Less liability for reimbursement to Sponsor for organization costs (3)                                       (255)
Less liability for deferred sales charge (4)                                                               (5,093)
                                                                                                         ________
Net assets                                                                                               $142,959
                                                                                                         ========
Units outstanding                                                                                          14,980

                                                   ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                    $149,805
Less maximum transactional sales charge (5)                                                                (6,591)
Less estimated reimbursement to Sponsor for organization costs (3)                                           (255)
                                                                                                         ________
Net assets                                                                                               $142,959
                                                                                                         ========

_____________

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $200,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0170 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from the Trust ($.340 per Unit), payable to us in five equal monthly installments beginning on August 20, 2001 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 20, 2001. If you redeem Units before December 20, 2001 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors in the Trust includes a maximum transactional sales charge (comprised of an initial and a deferred sales charge) computed at the rate of 4.40% of the Public Offering Price per Unit (equivalent to 4.444% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of the transactional sales charge as set forth under "Public Offering."

                          Schedule of Investments

                  Healthcare Innovations 2001 Portfolio
                                 FT 488


At the Opening of Business on the Initial Date of Deposit-January 23, 2001


                                                                                Percentage        Market        Cost of
Number       Ticker Symbol and                                                  of Aggregate      Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                   Offering Price    Share         the Trust (2)
_________    ________________________________                                   __________        ______        _____________
             Antibody Development
             _________________
139          ABGX       Abgenix, Inc.                                           3.98%             $42.500       $  5,907
253          DYAX       Dyax Corp.                                              3.07%              17.984          4,550
244          IMGN       ImmunoGen, Inc.                                         2.98%              18.125          4,423
190          MEDX       Medarex, Inc.                                           4.04%              31.563          5,997

             Combinatorial Chemistry
             ____________________
162          ARQL       ArQule, Inc.                                            2.92%              26.750          4,334
288          MAXY       Maxygen Inc.                                            4.05%              20.875          6,012
212          PCOP       Pharmacopeia, Inc.                                      3.98%              27.875          5,909

             Drug Delivery/Generics
             _________________
184          ALKS       Alkermes, Inc.                                          2.95%              23.750          4,370
119          AZA        ALZA Corporation                                        3.01%              37.500          4,462
 71          ADRX       Andrx Group                                             3.01%              62.813          4,460
 92          ELN        Elan Corporation Plc (ADR)                              3.02%              48.688          4,479
183          ICN        ICN Pharmaceuticals, Inc.                               2.92%              23.688          4,335
115          INHL       Inhale Therapeutic Systems, Inc.                        2.91%              37.500          4,313
181          IVX        IVAX Corporation                                        3.97%              32.490          5,881
134          MYL        Mylan Laboratories Inc.                                 1.96%              21.688          2,906
405          PRX        Pharmaceutical Resources, Inc.                          3.06%              11.188          4,531
 93          WPI        Watson Pharmaceuticals, Inc.                            2.97%              47.313          4,400

             Functional Genomics
             _________________
 72          ABI        Applera Corporation-Applied Biosystems Group            4.05%              83.500          6,012
758          CGEN       Compugen Ltd. (3)                                       3.00%               5.875          4,453
553          GNTA       Genta Incorporated                                      2.99%               8.031          4,441
325          LYNX       Lynx Therapeutics, Inc.                                 2.88%              13.125          4,266
 94          WAT        Waters Corporation                                      4.05%              63.938          6,010

             High Throughput Screening
             _________________________
136          ABSC       Aurora Biosciences Corporation                          3.16%              34.438          4,684
163          CALP       Caliper Technologies Corp.                              4.11%              37.375          6,092
532          CPHD       Cepheid, Inc.                                           3.00%               8.375          4,456
176          LMNX       Luminex Corporation                                     3.00%              25.250          4,444

             Larger Biotechnology
             _________________
 88          AMGN       Amgen Inc.                                              4.01%              67.625          5,951
109          DNA        Genentech, Inc.                                         4.01%              54.500          5,940
 52          GENZ       Genzyme Corporation (General Division)                  3.01%              85.750          4,459
176          IMNX       Immunex Corporation                                     3.93%              33.125          5,830
                                                                                ______                          _________
                                    Total Investments                            100%                           $148,307
                                                                                ======                          =========

__________


(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on January 22, 2001.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our loss (which is the difference between the cost of the Securities to us and the cost of the Securities to the Trust) are $148,427 and $120, respectively.

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 488, consists of a single portfolio known as Healthcare Innovations 2001 Portfolio.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee, and in turn the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth under "Schedule of Investments"), and not the actual percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of the Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays fees to buy Securities. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                        Portfolio

Objectives.

The Trust's objective is to provide investors with the potential for above-average capital appreciation by investing the Trust's portfolio in common stocks issued by medical technology companies. A diversified portfolio helps to offset the risks normally associated with investing in individual equities, although it does not eliminate them entirely.

The stocks selected for the Trust are carefully evaluated by Jeffrey J. Kraws-Gruntal & Co., L.L.C.'s ("Gruntal") Managing Director of the Healthcare Research Group-to ensure that each stock meets the standards of the Trust's investment objective.

As a leader in healthcare-related investing, Gruntal believes that companies involved in both increasing the efficiency and productivity of drug discovery, development, and delivery, as well as those capable of significantly lowering long-term healthcare costs, are well positioned for solid growth potential over the coming years.

In recent years, novel technologies have been developed to allow researchers in the pharmaceutical and biotechnology industries to discover and develop drugs at a more rapid pace and at lower costs than were previously possible. These enabling technology companies work in collaboration with large pharmaceutical and biotechnology companies to speed development of novel therapies, while retaining financial upside potential through licensing fees, milestone payments and royalties on eventual product sales.

Accelerated Discoveries.

The Pharmaceutical Research and Manufacturers of America Foundation (PhRMA) currently estimates that the pharmaceutical industry will have spent approximately $26.4 billion on research and development (R&D) in the year 2000 to meet the growing need for innovative healthcare solutions. Approximately 33% of these expenditures, or roughly $9 billion, will be allocated for the early discovery process where these enabling technologies are licensed to enhance drug development. Gruntal estimates that the available market for enabling technologies will increase as a result of the massive increases in novel drug targets stemming from the Human Genome Project. In the history of the pharmaceutical industry, researchers have developed therapies against approximately 500 drug targets or sites involved in a disease state. Over the coming years, Gruntal believes that researchers will be able to exploit up to 10,000 novel targets for drug development. In order to focus on the most lucrative targets and increase the capacity of early discovery efforts, pharmaceutical and biotechnology companies are expected to accelerate adoption of enabling technologies and novel therapeutic strategies.

Faster Drug Development.

New technologies have been developed to allow for the more rapid identification and validation of potential drug compounds, along with novel therapeutic strategies to decrease the lead-time to market with innovative treatments. In addition, drug delivery technologies are being applied to both products in development as well as new formulations of drugs already on the market in order to improve the performance of the product by reducing side effects and/or improving absorption, performance, or administration of the product.

Based on an estimate from the Boston Consulting Group, the average pre-tax cost of developing a drug introduced in the past decade was $500 million, including the cost of research failures as well as interest costs over the entire investment period. Several of these novel technologies can be exploited by pharmaceutical companies to drastically reduce the costs associated with developing drugs by decreasing the likelihood of failures in expensive, late-stage clinical trials, and by focusing earlier on higher value drug targets with the hope of generating larger economic returns.

Gruntal believes the pharmaceutical industry's reliance on outside technology both to develop novel drugs or to enhance existing drugs will continue to grow in the coming years, translating into a potentially lucrative investment opportunity. This is especially true for those companies that show a sustainable technology base, strong management and significant industry validation.

Drug Delivery.

Drug delivery entails the use of one or more technologies to create a system or vehicle that will facilitate the entry of a drug into the body in a manner that has better performance (lower side effect profile, greater efficacy, less wasted product) than in the prior system. The old method of drug delivery entailed simple pills, injections or liquids, while the new delivery forms involve high-tech versions of traditional systems and expanded technologies and systems with new dosage forms.

Drug delivery offers the pharmaceutical industry the technology to help navigate profitably through this increasingly challenging time. It has the potential to differentiate products from the competition, enhance performance, and increase compliance over standard delivery methods (such as multi-dose daily product). Additionally, drug delivery can lengthen a product's lifecycle in the face of competition if the delivery system offers improved performance and/or reduced side effect profile.

As pharmaceutical companies increasingly look for ways to differentiate their products from the competition, drug delivery stands to benefit as it not only adds value to an existing product by improving performance, but also can reduce a drug's side effect profile, increase efficacy, and sometimes make a new indication possible.

Insights Into The New World of Healthcare Novel Technologies/Therapies.

Antibody Therapies. These therapies are used to specifically target disease-related cells and then signal the immune system to destroy them. Several new technologies allow for the more rapid development of fully humanized antibodies, which are more specific and of lower toxicity than prior treatments, in addition to novel technologies allowing for cost-effective manufacturing of commercial-scale quantities of drugs.


High-throughput Screening. High-throughput screening is used to select and optimize potential compounds with activity against drug targets. New technologies have emerged, resulting in more cost efficient and higher throughput screening, along with novel proprietary types of tests that result in more comprehensive and valuable information for drug development.



Target Validation. Target validation is a process by which the potential utility of a drug target is assessed. Historically, researchers would have to develop models both externally and internally to living systems in order to evaluate drug utility. New technologies have been developed over the past few years to allow for more rapid analysis of disease-related genes and assess their suitability as drug targets. The flood of data coming from the Human Genome Project is expected to be the primary driver of novel target validation technologies.


All of the aforementioned medical technology sectors provide the possibility of creating new products to treat diseases in a manner that results in reduced long-term healthcare costs. Gruntal also believes that the best specialty/generic companies will benefit moving forward with an increasing focus on reducing healthcare costs. Gruntal estimates generic prescriptions will represent the majority of pharmaceuticals dispensed in the near future and continue to grow as more blockbuster products lose patent protection. This cycle, in turn, puts more pressure on the pharmaceutical industry to utilize enabling technologies in an attempt to introduce better products to the market sooner.

You should be aware that predictions stated herein for the healthcare and medical technology industry may not be realized. In addition, the Securities contained in the Trust are not intended to be representative of this industry as a whole and the performance of the Trust is expected to differ from that of its comparative industry. Of course, as with any similar investment, there can be no guarantee that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                      Risk Factors

Price Volatility. The Trust invests in common stocks of U.S. and foreign companies. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in the Trust are issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Healthcare Industry. Because more than 25% of the Trust is invested in healthcare companies, the Trust is considered to be concentrated in the healthcare industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. General risks of such companies involve extensive competition, generic drug sales or the loss of patent protection, product liability litigation and increased government regulation. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that the product will ever come to market. Healthcare facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities or the healthcare industry may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities are issued by foreign companies which makes the Trust riskier than if it invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

Securities Selection. While Gruntal has carefully evaluated and approved the Securities in the Trust for this purpose, they may choose for any reason not to recommend any or all of the Securities for another purpose or at a later date. This may affect the value of your Units. Members of Gruntal's research department, including Mr. Kraws, are compensated based on brokerage commissions generated from their research. In addition, Gruntal's research department will receive a fee as described under "Expenses and Charges" for providing research services to the Trust and Mr. Kraws may trade certain or all of the Securities in his personal account.

You should note that Gruntal, acting in its independent capacity as an investment advisor to individuals, mutual funds, employee benefit plans, and other institutions and persons, may from time to time distribute information concerning the Securities included in the Trust to various individuals and entities in which they recommend or affect the purchase or sale of one or more of the Securities. This may have an effect on the prices of the Securities which is adverse to the interests of Unit holders and may have an impact on the price paid by the Trust for Securities as well as the price received upon redemption or termination. You should also be aware that Securities will generally not be removed from the Trust and additional Units of the Trust may be created even if Gruntal no longer believes certain or all of the Securities have the potential to achieve the Trust's objective over the life of the Trust or issues a sell recommendation regarding any of the Securities. In addition, Gruntal in its general securities business acts as agent or principal in connection with buying and selling stocks, including the Securities, and may have bought the Securities for the Trust, thereby benefiting. Gruntal also acts as market maker, underwrites certain issues, and provides investment banking services to companies in the pharmaceutical industry, which may include the issuers of certain of the Securities.

            Portfolio Securities Descriptions

Antibody Development
____________________

Abgenix, Inc., headquartered in Fremont, California, develops and intends to commercialize its XenoMouse technology to produce antibody therapeutic products used in the prevention and treatment of various conditions, such as transplant related diseases, inflammatory and autoimmune disorders, and cancer.

Dyax Corp., headquartered in Cambridge, Massachusetts, engages in the discovery and development of pharmaceuticals, and in licensing its technology to others. The company's Phage Display technology is used to identify compounds with the potential to treat or diagnose disease. The company also produces chromatography separations systems that are used in the discovery, development and manufacture of biological and pharmaceutical products.

ImmunoGen, Inc., headquartered in Cambridge, Massachusetts, develops pharmaceuticals, primarily for the treatment of cancer. The company's products are called tumor-activated prodrugs (TAPs) and are based on its proprietary immunoconjugate technology platform.

Medarex, Inc., headquartered in Princeton, New Jersey, develops therapeutic products for the treatment of cancer, AIDS and other life-threatening diseases based on proprietary technology in the field of immunology. The company uses innovative monoclonal antibody technology to develop proprietary therapeutic pharmaceuticals to treat cancer, AIDS and other infectious diseases, autoimmune diseases and cardiovascular disease.

Combinatorial Chemistry
_______________________

ArQule, Inc., headquartered in Woburn, Massachusetts, specializes in the use of high-throughput parallel combinatorial chemistry for drug discovery and other life sciences applications. The company's technologies allow its collaborative partners to accelerate the product development process by several years. The company's products include the programs for screening compounds against biological targets, for a focused and streamlined approach to lead generation and qualification, and for lead optimization.

Maxygen Inc., headquartered in Redwood City, California, is engaged in directed molecular evolution, the process by which new, modified genes are generated for specific commercial uses. The company's MolecularBreeding technologies bring together advances in molecular biology and classical breeding. The company develops multiple products in a broad range of industries including agriculture, chemicals and human therapeutics.

Pharmacopeia, Inc., headquartered in Princeton, New Jersey, is focused on the screening of large libraries of chemicals for new drug discovery. The company's drug discovery approach is based on a technology called Encoded Combinational Library on Polymeric Support, which accelerates the pace of drug discovery for pharmaceutical and biotechnology customers.

Drug Delivery/Generics
______________________

Alkermes, Inc., headquartered in Cambridge, Massachusetts, develops innovative pharmaceutical products based on several proprietary drug delivery systems: ProLease, Cereport (formerly known as RMP-7), Medisorb, RingCap and Dose Sipping Technology. The company's areas of focus are the controlled release of injectable drugs, delivery of drugs into the brain, oral delivery of drugs and pulmonary delivery of small proteins.

ALZA Corporation, headquartered in Mountain View, California, develops, makes and markets a broad range of transdermal, oral and other therapeutic systems, designed to provide controlled, predetermined rates of medication release over extended time periods.

Andrx Group, headquartered in Fort Lauderdale, Florida, formulates and commercializes controlled-release oral pharmaceuticals utilizing its proprietary drug delivery technologies to improve drug therapy. The company also develops generic versions of selected high sales volume controlled-release brand name pharmaceuticals.

Elan Corporation Plc (ADR), headquartered in Dublin, Ireland, is a specialty pharmaceutical company. The company develops and licenses drug delivery systems formulated to increase the therapeutic value of certain medications, with reduced side effects. The company also develops and markets therapeutic agents to diagnose and treat central nervous systems diseases and disorders.

ICN Pharmaceuticals, Inc., headquartered in Costa Mesa, California, is a global, research-based pharmaceutical company that develops, manufactures, distributes and sells pharmaceutical, research and diagnostic products. The company distributes and sells a broad range of prescription and non-prescription pharmaceutical and nutritional products in North America, Europe, Latin America and the Pacific Rim.

Inhale Therapeutic Systems, Inc., headquartered in San Carlos,
California, researches and develops a non-invasive pulmonary drug delivery system applicable to peptides, proteins and other macromolecules currently delivered by injection.

IVAX Corporation, headquartered in Miami, Florida, researches, develops, makes and sells generic and branded pharmaceuticals. The company's business is focused primarily in oncology products, respiratory products and specialty generic pharmaceuticals.


Mylan Laboratories Inc., headquartered in Pittsburgh, Pennsylvania, is a leading manufacturer of generic pharmaceutical products in finished tablet, capsule and powder dosage forms, for resale by others. The company's generic drugs encompass approximately 33 different therapeutic classes, including analgesics, antianginals, antianxiety agents, antibiotics, antidepressants, antidiabetics, antidiarrheals, an antigout drug, an antihistamine, antihypertensives, anti-inflammatories, antipsychotics, anxiolytics, a bronchial dilator, diuretics, hypnotic agents, a muscle relaxant and a uricosuric.



Pharmaceutical Resources, Inc., headquartered in Spring Valley, New York, is a holding company with subsidiaries that manufacture and distribute generic prescription and over-the-counter drugs. The company markets its generic drugs to wholesalers, drug stores and drug distributors.


Watson Pharmaceuticals, Inc., headquartered in Corona, California, manufactures and sells off-patent (generic) pharmaceuticals and develops advanced drug delivery systems designed primarily to enhance the therapeutic benefits of pharmaceutical compounds. The company also develops and markets branded pharmaceuticals targeting the dermatology, women's health and neuropsychiatric markets.

Functional Genomics
___________________

Applera Corporation-Applied Biosystems Group, headquartered in Norwalk, Connecticut, is engaged in research, development, manufacture, sale and support of biochemical instrument systems, reagents and software and related consulting and development services.

Compugen Ltd., headquartered in Tel Aviv, Israel, is engaged in the fields of computational genomics and proteomics. The company combines the disciplines of mathematics and computer science with molecular biology to improve the understanding of genomics and proteomics, the study of genes and proteins. Products and services are designed to enable life scientists to enhance their research efforts in drug discovery.

Genta Incorporated, headquartered in Lexington, Massachusetts, is a biopharmaceutical company engaged in the development of a pipeline of pharmaceutical products. The company's research efforts have been focused on the development of proprietary oligonucleotide pharmaceuticals, primarily in the area of cancer, intended to block or regulate the production of disease-related proteins at the genetic level.

Lynx Therapeutics, Inc., headquartered in Hayward, California, holds and continues to develop certain proprietary technologies that enables the simultaneous identification and analysis of nearly all the DNA molecules or fragments in a single biological sample.

Waters Corporation, headquartered in Milford, Massachusetts, makes, distributes and provides high performance liquid chromatography ("HPLC") instruments, chromatography columns and other consumables, and related service.

High Throughput Screening
_________________________

Aurora Biosciences Corporation, headquartered in San Diego, California, designs, develops and commercializes proprietary drug discovery systems and technologies to accelerate and enhance discovery of new medicines by the pharmaceutical and biopharmaceutical industries. The company has developed a proprietary biology and high technology platform comprised of a portfolio of proprietary functional genomics technologies, and a highly automated ultra-high throughput screening system, known as its UHTSS Platform.

Caliper Technologies Corp., headquartered in Mountain View, California, develops, manufactures and sells lab-on-chip technologies which miniaturize, integrate and automate many laboratory processes. The company's proprietary systems perform laboratory experiments for use in different industries.

Cepheid, Inc., headquartered in Sunnyvale, California, develops, manufactures and markets microfluidic systems that integrate, automate and accelerate biological testing. The company's systems are miniaturized instruments that analyze complex biological samples in a disposable cartridge that processes small quantities of liquid. The company is focused on the detection and analysis of nucleic acids, such as DNA, in samples such as blood, urine, cell cultures, food and industrial water.

Luminex Corporation, headquartered in Austin, Texas, has developed a proprietary technology, LabMAP, that combines a microscopic fluid stream and digital signal processing to perform high-speed biological tests at a low cost.

Larger Biotechnology
____________________

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. (HLR) for distribution outside the United States.

Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.

Immunex Corporation, headquartered in Seattle, Washington, discovers, develops, makes and markets therapeutic products for the treatment of cancer, infectious diseases and immunological disorders. The company's products are sold worldwide.

We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum transactional sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of the Trust is $1,000 worth of Units ($250 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum transactional sales charge of 4.40% of the Public Offering Price and the maximum remaining deferred sales charge (initially $.340 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge payments are made. When the Public Offering price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, five monthly deferred sales charges of $.068 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from August 20, 2001 through December 20, 2001. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 3.40% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 4.40% of the Public Offering Price per Unit (equivalent to 4.603% of the net amount invested), which will be reduced by 1/2 of 1% on each subsequent January 31, commencing January 31, 2002, to a minimum sales charge of 3.00%.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum transactional sales charge is reduced, as follows:

                                       Reduction to the
                                       maximum
If you invest                          transactional sales
(in thousands):*                       charge will be:
_______________                        ___________________
$50 but less than $100                  .25%
$100 but less than $250                 .50%
$250 but less than $500                1.00%
$500 or more                           2.00%

* Breakpoint transactional sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.


The reduced transactional sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer or selling agent. In addition, we will also consider Units you purchase in the name of your spouse or your child under 21 years of age to be purchases by you. The reduced transactional sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer or selling agent of any combined purchases before the sale in order to be eligible for the reduced transactional sales charge. Any reduced transactional sales charge is the responsibility of the party making the sale.


You may use redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trust during the initial offering period at the Public Offering Price less 1.00%. Please note that any deferred sales charge remaining on units you redeem to buy Units of this Trust will be deducted from those redemption proceeds.

For the following persons, the transactional sales charge is reduced by 3.00% of the Public Offering Price:

- Employees, officers and directors of the Sponsor, our related companies, dealers, selling agents and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services, or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, the transactional sales charge on such Units is reduced by 2.4% of the Public Offering Price.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum transactional sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum transactional sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. Units are not registered in any foreign country and neither we nor Gruntal take responsibility with respect to sales or offers made to sell Units where sales are not legal. Sales or offers to sell in such countries may only be made in accordance with applicable laws. The Trust is not registered with the Swiss Federal Banking Commission, which acts as supervisory authority in mutual fund matters. Accordingly, investors should note that the Units may not be offered or distributed in or from Switzerland unless this offer or distribution is exclusively addressed to Swiss institutional investors without any public offering. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.


Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.0% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge after January 31, 2002). Eligible foreign dealers and selling agents can purchase Units at prices which represent a concession or agency commission of 2.0% of the Public Offering Price per Unit (or 45% of the maximum transactional sales charge after January 31, 2002).

However, for Units purchased using redemption and/or termination proceeds, this amount will be reduced to 65% of the applicable transactional sales charge (45% in the case of foreign dealers and agents).


We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's or selling agent's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers or selling agents for services or activities which are meant to result in sales of Units of the Trust. In addition, we will pay to dealers or selling agents who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of the Trust less any reduction as stated in "Public Offering." We will also receive the amount of any accrued and collected creation and development fee. We will pay Gruntal 3.30% of the Public Offering Price per Unit sold. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Schedule of Investments.") During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the Public Offering Price they receive when they sell the Units. On sales of at least $20, $40 or $60 million, Gruntal will receive an additional .10%, .20% or .35%, respectively, of the Public Offering Price per Unit sold.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units, and costs incurred in annually updating the Trust's registration statement. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trust, and will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Trust's registration statement yearly are also now chargeable to the Trust. Historically, we paid these fees and expenses. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trust and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor will purchase research services from Gruntal's research department for a fee not to exceed .30% of the Public Offering Price per Unit sold.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is accrued (and becomes a liability of the Trust) on a daily basis. The dollar amount of the creation and development fee accrued each day, which will vary with fluctuations in the Trust's net asset value, is determined by multiplying the net asset value of the Trust on that day by 1/365 of the annual creation and development fee of .35%. The total amount of any accrued but unpaid creation and development fee is paid to the Sponsor on a monthly basis from the assets of the Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the Sponsor collect over the life of the Trust more than .55% of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of the Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trust. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

The Trust will be audited annually. So long as we are making a secondary market for Units, we will bear the costs of these annual audits to the extent the cost exceeds $0.0050 per Unit. Otherwise, the Trust will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status


This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.


Trust Status.

The Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by the Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by the Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.


If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).



If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property held for more than five years. Because the Trust has a maturity of approximately four years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities if you are eligible for and elect to receive an in-kind distribution at redemption or termination. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.


In-Kind Distributions.


Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at the Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.


You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by the Trust. However, if you also receive cash in exchange for a fractional share of a Security held by the Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by the Trust may be subject to foreign withholding taxes. Any income withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by the Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trust will not be taxed as a corporation, and the income of the Trust will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts

- Keogh Plans

- pension funds, and

- other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's Securities to the Income Account. All other receipts, such as return of capital, are credited to the Capital Account.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, you will receive a pro rata share of the money from the sale of the Securities. However, if you are eligible, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes and any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of the Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN
IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender 2,500 Units or more for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts not designated to purchase
Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;


5. liquidation costs for foreign Securities, if any; and


6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

           Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust.

Except in the limited instance in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed. To get the best price for the Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If the Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of the Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                 Information on Gruntal & Co., L.L.C.,
                  the Sponsor, Trustee and Evaluator

Gruntal & Co., L.L.C.

Gruntal & Co., L.L.C. is a full-service investment bank headquartered at One Liberty Plaza in New York, New York. Established in 1880, Gruntal has a proud history of client service, financial stability and growth. Today, Gruntal has over 2,100 employees in 29 offices across the United States. The scope of Gruntal's business spans a broad range of financial services including investment banking, research, trading, asset management and brokerage services to individuals, institutions and corporations worldwide. The Trust's portfolio was carefully evaluated by Jeffrey J. Kraws, Gruntal's Managing Director of the Healthcare Research Group. Mr. Kraws provides research coverage on large-cap pharmaceutical, drug delivery, emerging pharmaceutical and drug distribution/supply companies, as well as nutraceuticals. He has been tracking these industries for over a decade and possesses significant analytic and hands-on experience.

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $27 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1999, the total partners' capital of Nike Securities L.P. was $19,881,035 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC,

- Terminate the Indenture and liquidate the Trust, or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trust's statement of net assets, including the schedule of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trust's statement of net assets, including the schedule of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 26


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Page 27


                             FIRST TRUST(R)

                  Healthcare Innovations 2001 Portfolio
                                 FT 488

                         GRUNTAL & CO., L.L.C.

                      One Liberty Plaza, 16th Floor
                         New York, NY 10006-1487
                             (212) 820-8200
                             1-800-223-7634

                                Trustee:

                         THE CHASE MANHATTAN BANK

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

 This prospectus contains information relating to Healthcare Innovations 2001 Portfolio, but does not contain all of the information about this investment company as filed with the Securities and Exchange Commission in Washington, D.C. under the:

- Securities Act of 1933 (file no. 333-52692) and

- Investment Company Act of 1940 (file no. 811-05903)

    Information about the Trust, including its Code of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

  Information about the Trust is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                            January 23, 2001


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 28


                             First Trust (R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 488 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated January 23, 2001. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Concentration
   Healthcare                                                  2

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities in the Trust consist of securities of foreign issuers, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Page 1


Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Concentration


Healthcare. An investment in Units of the Trust should be made with an understanding of the problems and risks such an investment may entail. The Trust is considered to be concentrated in common stocks of companies involved in advanced medical devices and instruments, drugs and biotech, healthcare/managed care, hospital management/health services and medical supplies which have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.


As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the healthcare and medical services sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

Page 2


               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 488, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 488, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on January 23, 2001.

                              FT 488

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   January 23, 2001
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
                                         )   Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )




       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3

                CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated January 23, 2001 in Amendment No. 2 to the Registration Statement (Form S-6) (File
No. 333-52692) and related Prospectus of FT 488.



                                               ERNST & YOUNG LLP


Chicago, Illinois
January 23, 2001


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 488 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).
                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).


                               S-6